Exemption number: 82 4639

KGHM Polska Miedź S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Andrzej Kowalczyk Director, Ownership Supervision and Investor Relations**	*Phone:* *Fax:*	*(48 76) 84 78 231* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 7 May 2003

Number of pages (including this one): 1

Current report 24/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 6 May 2003, the Supervisory Board of KGHM Polska Miedź S.A. approved the Financial Statements of KGHM Polska Miedź S.A. for financial year 2002 and the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Capital Group for financial year 2002.

The Supervisory Board has approved the proposal of the Management Board of the Company to transfer the profit for financial year 2002, in the amount of PLN 254 546 thousand, to the reserve capital of the Company.

The Supervisory Board has also approved the proposal of the Management Board to cover the losses from prior financial years, in the amount of PLN 64 389 thousand, by use of the reserve capital of the Company.

Legal basis:

(§49, section 1, point 7 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

DYREKTOR GENERALNY
Biura Zarządu
Józef Dudziak


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